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John B. Meade

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

January 3, 2018

Re:	Hudson Ltd. Amendment No. 1 to Registration Statement on Form F-1 Filed December 19, 2017 File No. 333-221547

VIA EDGAR AND HAND DELIVERY

Ms. Mara L. Ransom

Office of Consumer Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Ransom

On behalf of our client, Hudson Ltd. (the “Company”) and pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby submit as Exhibit A hereto for the Staff’s review a simplified organizational chart reflecting the Company’s reporting structure as of December 31, 2017.

As discussed with members of the Staff, the information below is being provided for your consideration by correspondence due to the Company’s and the underwriters’ collective desire to provide all information necessary for the Staff to complete its review on a timely basis.

*          *          *

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com or Yasin Keshvargar at (212) 450-4839, (212) 701-5839 (fax) or yasin.keshvargar@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ John B. Meade
John B. Meade

cc:	Via E-mail Adrian Bartella, Chief Financial Officer – Hudson Ltd. Christian Krämer, Partner – Ernst & Young AG Craig F. Arcella, Partner – Cravath, Swaine & Moore LLP

Exhibit A

The Company presents below a simplified organizational chart reflecting the Company’s reporting structure, starting at the level of the Chief Operating Decision Maker (“CODM”) and continuing through the group level management to show Senior Vice Presidents Operations and Executive Vice President (“SVP/EVP Operations”). This chart also includes the specific districts assigned to each SVP/EVP Operations as of December 31, 2017. As described in the Company’s correspondence dated January 2, 2018, one SVP Operations retired from the Company effective January 1, 2018 and the districts he was responsible for were allocated to the remaining SVP/EVP Operations in line with the Company’s succession planning. The Company further advises the Staff that the number of districts it operates varies from time to time, and, as described more fully in the Company’s letter dated January 2, 2018, depends on a number of factors, including the number of concessions the Company operates at any given time.

Hudson Group
Simplified Reporting Structure Chart

GEC
CODM
Joe DiDomizio CEO
Brian Quinn COO
Roger Fordyce COO
Adrian Bartella CFO
SVP Operations 1 (supported by RVPs)
Anchorage
Burbank
Fresno
John Wayne Airport
Los Angeles 1
Los Angeles 2
Los Angeles 3
Los Angeles 4
Los Angeles 5
Los Angeles 6
Los Angeles 7
Minneapolis DP 1
Minneapolis DP 2
Minneapolis DP 3
Oakland
Ontario
Phoenix 1
Phoenix 2
Phoenix 3
Portland
Salt Lake City
San Diego
San Francisco 1
San Francisco 2
San Francisco 3
San Jose DP
Seattle DP
Tucson
SVP Operations 2 (supported by RVPs)
Baltimore BWI
Boston 1
Boston 2
Boston 3
Burlington
Cincinnati
Cleveland
Detroit DP 1
Detroit DP 2
Grand Rapids
Harrisburg
JFK Terminal 1
JFK Terminal 4
JFK Terminal 7
JFK Terminal 8
LGA Main
Manchester
Pittsburgh DP 1
Pittsburgh DP 2
Raleigh
Richmond
Roanoke
Rochester
Ronald Reagan
Stewart DP
Union Station
Washington DCA
Washington Dulles
SVP Operations 3 (supported by RVPs)
Atlanta 1
Atlanta 2
Atlanta 3
Atlanta 4
Atlantic City
Birmingham
Charleston
Ft. Lauderdale
Greenville
Houston Bush DP 1
Houston Bush DP 2
Houston Bush DP 3
Houston Bush DP 4
Houston Hobby
Houston Space Center
Jackson
Miami 1
Miami 2
Miami 3
Miami 4
Miami 5
Miami 6
Mobile
Myrtle Beach
New Orleans
Newport News
Norfolk
Okaloosa
Orlando 1
Orlando 2
Orlando 3
Orlando 4
Orlando 5
Orlando 6
Orlando Sanford DP
San Antonio 1
San Antonio 2
St. Louis 1
St. Louis 2
Tampa DP
SVP Operations 4 (supported by RVPs)
Newark DP 1
Newark DP 2
Newark DP 3
Newark DP 4
Newark DP 5
Newark DP 6
Philadelphia
SVP Operations 5 (supported by RVPs)
Albuquerque
Chicago DP 1
Chicago DP 2
Chicago DP 3
Chicago DP 4
Chicago CitiGroup
Chicago Midway
Chicago O'Hare
Corpus Christi
Dallas Forth Worth 1
Dallas Forth Worth 2
Dallas Forth Worth 3
Dallas Forth Worth 4
Dallas Forth Worth 5
Dallas Forth Worth 6
Dallas Forth Worth 7
Dallas Forth Worth 8
Dallas Forth Worth 9
Dallas Forth Worth 10
Dallas Love Field 1
Dallas Love Field 2
Dallas Love Field 3
Dallas Love Field 4
Dallas Love Field 5
Denver DP 1
Denver DP 2
Des Moines
Hard Rock
Las Vegas DP 1
Las Vegas DP 2
Little Rock
Lubbock
Nashville 1
Nashville 2
Omaha
Tulsa
Venetian
EVP Duty Free (supported by SVP and RVPs)
Calgary DF
Chicago DF
Denver DF
Detroit DF
Edmonton DF
Houston (Dufry) DF
Houston (Nuance) DF
Las Vegas DF
Minneapolis DF
Newark DF
Orlando Sanford DF
Phoenix DF
Pittsburgh DF
San Jose DF
Seattle DF
Stewart DF
Tampa DF
Toronto DF
Vancouver DF
Recently Retired SVP Operations (supported by RVPs)
Calgary DP
Edmonton DP
Empire State
Grand Central
Halifax
Newark Penn
Penn Station (& Jacob Javits Ctr)
Port Authority
United Nations Gift
Vancouver DP 1
Vancouver DP 2